# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LexinFintech Holdings Ltd., CIK 0001708259
CUSIP: 528877103
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, NANSHAN DISTRICT, SHENZHEN, China (F4), 518057
Date of event which requires filing of this statement: 07/02/2026
Filed by CIK 0002005915
Persons authorized to receive notices and communications: Yi Wu, 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan Dis, Shenzhen, China (F4), 518057, 86 0755-3637-8888

## Reporting persons
- Wu Yi (CIK 0002005915): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 20,196,118; sole dispositive power 20,196,118; aggregate amount beneficially owned 20,196,118 (6.1% of the class)
- Rosy Time Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 19,123,466; sole dispositive power 19,123,466; aggregate amount beneficially owned 19,123,466 (5.8% of the class)
  Comment: Represents 19,123,466 Class A ordinary shares held by Rosy Time Global Limited.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001
Name of issuer: LexinFintech Holdings Ltd.
Address of issuer's principal executive offices: 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, NANSHAN DISTRICT, SHENZHEN, China (F4), 518057
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on January 8, 2024 (the "Statement") filed by Yi Wu and Rosy Time Global Limited (each a "Reporting Person" and collectively "Reporting Persons"), with respect to ordinary shares, par value $0.0001 per share, of LexinFintech Holdings Ltd., a Company incorporated in the Cayman Islands (the "Issuer").
Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing: Same as the description in the Statement.
Residence or business address: Same as the description in the Statement.
Present principal occupation or employment: Same as the description in the Statement.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Same as the description in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Same as the description in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following:
On July 1, 2026, Mr. Yi Wu sold certain ADSs in the open market and, together with previous sales, such sale of ADSs resulted in a reduction of his beneficial ownership percentage in the Issuer's ordinary shares. The Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented by the following:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 4, and 6 are hereby incorporated herein by reference in this Item 5. The percentage is calculated based on 329,576,547 ordinary shares of the Issuer outstanding as of February 28, 2026, including (i) 258,234,320 Class A ordinary shares and (ii) 71,342,227 Class B ordinary shares, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2026.
Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 4, and 6 are hereby incorporated herein by reference in this Item 5. Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Mr. Yi Wu has been selling certain ADSs of the Issuer in the open market in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Signatures
- Wu Yi: /s/ Wu Yi, Wu Yi (07/06/2026)
- Rosy Time Global Limited: /s/ Wu Yi, Wu Yi, Director (07/06/2026)